02022452

RECEIVED
APR 3 0 2002
SEC MAIL PROCESSING SECTION

Vf 5-8-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	~~September 30, 1998~~
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-51312

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westport Securities, L.L.C. - 46113

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Riverside Avenue, 2nd Floor
(No. and Street)

Westport, CT 06880
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Fishman 203.226.8262
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Knight & Company, CPA's (John Fulcher)
(Name — *if individual, state last, first, middle name*)

116 Sherman Street, P.O. Box 139, Fairfield, CT 06430
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 0 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Fishman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westport Securities, L.L.C., as of 04/29/2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Managing Director
Title

Kathleen Walsh
Notary Public

KATHLEEN WALSH
NOTARY PUBLIC
MY COMMISSION EXPIRES 1/31/03

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MJK & COMPANY CPAs

MICHAEL J. KNIGHT & COMPANY
Certified Public Accountants

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

Benedetto Maini, CPA

February 19, 2002

David Fishman
Westport Securities, LLC
301 Riverside Avenue, 2nd Floor
Westport, Connecticut 06880-0898

Dear Dave:

We have audited the financial statements of Westport Securities, LLC as of December 31, 2001 and have issued our report dated February 19, 2002 thereon. During our engagement we noted no instances of material inadequacies during the year under examination.

Should you have any further questions, please do not hesitate to contact me.

Sincerely,

John M. Rolleri, CPA

116 SHERMAN STREET, P.O. BOX 139, FAIRFIELD, CONNECTICUT 06430
TEL.: (203) 259-CPAS (2727) FAX: (203) 256-CPAS (2727) TOLL FREE: 1-888-MJKCPAS (655-2727)
web: http://www.mjkcpa.com

Westport Securities, LLC
Reconciliation of Net Capital from Quarterly Focus
to Annual Audited Financial Statements
For the Year Ended December 31, 2001

Net Capital as reported on 4th Quarter Focus	$80,505
Adjustments from 4th Quarter Focus to Annual Audit	
Adjustments for accrued commissions receivable	62,839
Adjustments for commissions payable	(4,521)
Depreciation and amortization adjustments	1,140
Other miscellaneous audit adjustments	113
Total adjustments	59,571
Revised Net Capital as reported in the Annual Audit	$140,076

Westport Securities, L.L.C.
Reconciliation of Quarterly Focus Report to
the Annual Audited Financial Statements
For the Year Ended December 31, 2000
Schedule II

There are no differences between the December 31, 2000 quarterly focus report and the annual audited financial statements.

WESTPORT SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2001

MJK & COMPANY CPAs

MICHAEL J. KNIGHT & COMPANY
Certified Public Accountants

Michael J. Knight, CPA, CVA, CFE
John M. Rolleri, CPA, CFE

Benedetto Maini, CPA

REPORT OF INDEPENDENT AUDITOR

To the Members of
Westport Securities, L.L.C.

We have audited the accompanying balance sheets of Westport Securities, L.L.C. as of December 31, 2001 and 2000 and the related statements of income and changes in members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Westport Securities, L.L.C. as of December 31, 2001 and 2000, and the results of operation and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael J. Knight & Co.

Michael J. Knight & Company, CPAs
Fairfield, Connecticut
February 19, 2002

116 SHERMAN STREET, P.O. BOX 139, FAIRFIELD, CONNECTICUT 06430
TEL.: (203) 259-CPAS (2727) FAX: (203) 256-CPAS (2727) TOLL FREE: 1-888-MJKCPAS (655-2727)
web: http://www.mjkcpa.com

Westport Securities, L.L.C.
Balance Sheet
As of December 31, 2001 and the 2000

	2001	2000
ASSETS		
Current assets:		
Cash and equivalents	$ 32,623	$ 27,357
Commissions receivable	66,039	15,019
Related company receivable	10,978	12,130
Prepaid assets	-	8,761
Total current assets	109,640	63,267
Property and equipment:		
EDP equipment and software	61,658	57,613
Furniture and fixtures	13,231	13,232
Less:accumulated depreciation	(64,654)	(54,186)
Net property and equipment	10,235	16,659
Other assets:		
Broker/dealer organization costs, net	3,380	5,288
Investment in NASD securities	21,700	21,700
Office lease deposit	12,220	12,220
Total other assets	37,300	39,208
Total assets	$ 157,175	$ 119,134

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Balance Sheet
As of December 31, 2001 and the 2000

	2001	2000
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 17,099	$ 12,804
Other current liabilities	-	2,382
Total current liabilities	17,099	15,186
Members' equity	140,076	103,948
Total liabilities and members' equity	$ 157,175	$ 119,134

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Income and Changes in Members' Equity
For The Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Insurance commissions	$ 193,461	$ 99,434
Mutual fund commissions	31,071	52,842
Related company expense sharing reimbursements	-	374,166
Total revenues	224,532	526,442
Expenses:		
Accounting	2,283	6,906
Amortization	1,908	1,908
Bank service charges	-	82
Commissions paid	54,941	60,013
Compliance and regulatory	9,304	1,510
Computer support	-	2,000
Depreciation	10,468	16,851
Dues and subscriptions	-	1,816
Employee compensation and benefits	-	216,583
Equipment rental	-	6,562
Expendable office equipment	-	10,793
Express mail services	-	3,636
Insurance	-	1,637
Legal	-	210
Licenses and permits	493	80
Miscellaneous	-	643
Office supplies	-	12,207
Outside services	79	11,306
Postage	-	3,962
Printing	-	3,595
Professional education	1,276	1,536
Promotion and sales	645	10,438
Property taxes	-	432
Rent	-	70,951
Repairs	-	2,046
Shared expenses from related company	32,110	-
Telephone	-	18,389
Travel and entertainment	-	26,317
Total expenses	113,507	492,409
Net operating income (loss)	111,025	34,033
Other income (expenses):		
Contributions	-	(3,095)
Interest income	103	54
Other income	-	100
Total other income (expenses)	103	(2,941)

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Income and Changes in Members' Equity
For The Years Ended December 31, 2001 and 2000

	2001	2000
Net income	111,128	31,092
Members' equity	103,948	72,856
Member distributions	75,000	-
Ending members' equity	$ 140,076	$ 103,948

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Statement of Cash Flows
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows used for operating activities:		
Net income (loss)	$111,128	$31,092
Adjustments to reconcile change in net income to cash used for operating activities:		
Depreciation and amortization	12,376	18,759
(Increase) decrease in commissions receivable	(51,020)	(391)
(Increase) decrease in related company receivable	1,152	(12,130)
(Increase) decrease in prepaid assets	9,759	(3,150)
Increase (decrease) in accounts payable	4,295	2,928
Increase (decrease) in accrued liabilities	(2,382)	(785)
Total adjustments	(25,820)	5,231
Net cash provided from operating activities	85,308	36,323
Cash flows from investing activities:		
Acquisition of property and equipment	(4,042)	(1,843)
Investment in NASD securities		(21,700)
Net cash used by investing activities	(4,042)	(23,543)
Cash flows from financing activities:		
Member capital distributions	(75,000)	
Net cash used by financing activities	(75,000)	0
Net increase in cash and cash equivalents	6,266	12,780
Beginning cash and cash equivalents	27,357	14,577
Ending cash and cash equivalents	$33,623	$27,357

See report of independent auditor and notes to financial statements.

Westport Securities, L.L.C.
Notes to Financial Statements
December 31, 2001
(See Report of Independent Auditor)

NOTE 1 – ORGANIZATION AND BACKGROUND

Westport Securities, L.L.C. (the Company) is a Connecticut limited-liability company formed in 1995. The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with generally accepted accounting principles and is required by the SEC and NASD. The cash basis of reporting is used for reporting income taxes.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments purchased with maturity of nine months or less to be cash equivalents. At December 31, 2001, the Company had no cash equivalents.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives range from 3 to 7 years.

Income taxes – The Company is a limited liability company treated as a partnership. Accordingly, in lieu of Federal and state income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

Resnick Advisory Services, L.L.C. (RAS), an SEC Registered Investment Advisor is an entity owned by the Company's members. It shares common office space, equipment and personnel with the Company. During the year ended December 31, 2001, the Company reimbursed RAS $32,110 for these shared expenses.

NOTE 4 - LEASE COMMITMENTS

The Company leases its office facility under a ten-year lease arrangement. Under the terms of the lease agreement, the Company will pay $6,611 per month, plus all utilities. The lease expires on February 28, 2006. The future minimum lease payments under the remaining lease term as of December 31, 2001 is as follows:

Year Ended December 31

2002	$79,332
2003	79,332
2004	79,332
2005	79,332
Thereafter	13,222
Total	$330,550

NOTE 5 – RULE 15c3-3

Upon formation of the broker/dealer as described in Note 1, the Company will be exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 6 – NET CAPITAL REQUIREMENTS

Upon formation of the broker/dealer as described in Note 1, the Company will be subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $81,563, which exceeded the minimum by $76,563. The Company's net capital ratio was 0.21 to 1.

NOTE 7 – INVESTMENT IN NASD SECURITIES

During 2001, the Company has acquired 1,760 shares of the Nasdaq Stock Market, Inc. common stock via a private placement. The security is not publicly traded and no current market exists at this time. The Company has valued the securities at cost.

Westport Securities, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2001
Schedule I

Net Capital	
Total members' equity	$140,076
Deduct members' equity not allowable for net capital	0
Total members' equity qualified for net capital	140,076
Deductions/other charges:	
Related party receivables	10,978
Net property and equipment	10,235
Other assets	37,300
Total deductions/other charges	58,513
Net capital	$81,563
Aggregate indebtedness	
Accrued accounts payable	$17,099
Total aggregate indebtedness	$17,099
Computation of basic net capital requirement	
Minimum net capital required	$5,000
Excess net capital	$76,563
Ratio: Aggregate indebtedness to net capital	0.21

See report or independent auditor and notes to financial statements.